Exhibit 99.1

Catalyst Snowflake Mill to take production curtailment

RICHMOND, BC, April 14 /CNW/ - Catalyst Paper (TSX: CTL) today announced that its Snowflake mill will curtail production by approximately 5,500 tonnes of recycled newsprint in order to adjust for limited availability of affordable, quality waste paper.

The move also reflects the company's ongoing commitment to balancing production with orders and to keeping inventory levels in check. The downtime totals approximately six days over the next several weeks and will be used to carry out maintenance activities, including a three-day mill-wide shut, preventing the need for employee layoffs.

The Snowflake mill has annual production capacity of 337,000 tonnes of recycled newsprint and uncoated specialty papers and is chain of custody certified to the Forest Stewardship Council standard. The operation supports recovery and domestic recycling of more than 480,000 tons of waste paper annually and is the second largest private sector employer in northeast Arizona.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:
Lyn Brown Vice President, Corporate Relations 604-247-4713	Murray Hewitt General Manager, Snowflake Mill 928-536-4314

CO: Catalyst Paper Corporation

CNW 17:15e 14-APR-11